SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of DECEMBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  December 24, 2003                    By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
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1 Print the name and title of the signing officer under his signature.


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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
                 Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is Tumi Resources Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     December 24, 2003

3.   Press Release

     A press release dated December 24, 2003 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached news release.

5.   Full Description of Material Change

     Please see attached news release.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

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                                      - 2 -

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 24th day of December, 2003.



                                                       /s/ Nick DeMare
                                                       -------------------------
                                                       Nick DeMare, Director


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                   DECEMBER 24, 2003


    TUMI RESOURCES WINDS-UP 2003 BY CLOSING $2,750,000 IN PRIVATE PLACEMENTS
                      AND LOOKS FORWARD TO AN EXCITING 2004

Vancouver, Canada - Tumi Resources (TSXV - TM.V). David Henstridge is pleased to report that the Company has now closed both the brokered and non-brokered private placement financings of 3,437,500 units, at $0.80 per unit for total gross proceeds of $2.75 million.

The non-brokered portion comprises of 937,500 units, with each unit comprising of one common share and one warrant. Each warrant entitles the holder to purchase one additional share until June 19, 2005, at a price of $1.00 per share until December 19, 2004 and $1.35 thereafter. A finder's fee of $46,752 was paid in connection with the non-brokered private placement.

The brokered portion comprises of 2,500,000 units, with each unit comprising of one common share and one warrant. Each warrant entitles the holder to purchase one additional share until June 23, 2005, at a price of $1.00 per share until December 23, 2004 and $1.35 thereafter. As agent for the brokered private placement, Canaccord Capital Corporation was paid a total of $91,500 cash, 145,000 shares and 520,000 warrants, exercisable on the same terms as the brokered private placement.

The funds from the private placements will be used to fund ongoing exploration programs on the Company's properties, with a focus on the Cinco Minas Project, near Guadalajara, Mexico, and for working capital purposes.

The Company has advanced the Cinco Minas Project a long way this year showing that the El Abra mineralization has the potential to initially be mined by open pit methods and has excellent silver and gold grades. The results at Cinco Minas to date are very significant as they confirm the continuation of mineralization within the El Abra shoot for at least 400m along strike and that the mineralization remains open to the NW.

Says David Henstridge: "We are all excited in anticipation of the year ahead as we find ourselves in a most enviable position with gold and silver prices in a steadily increasing upward trend. These recent financing will allow us to continue to advance the Cinco Minas Project to feasibility, commence exploration within our Gran Cabrera leases and seek out new silver opportunities."


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                                      -2-


Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD                       Investor information contact:
                                             Nick L. Nicolaas at (604) 657-4058
/s/ David Henstridge                         or email: nicolaas@attglobal.net
---------------------------------            website: www.tumiresources.com
David Henstridge, President & CEO


Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


           The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.
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